

June 1, 2022

Nick Pointon
Chief Financial Officer
Arqit Quantum Inc.
1st Floor, 3 More London Riverside
London SE1 2RE , United Kingdom

Re: Arqit Quantum Inc.
     Form 20-F for the Year Ended September 30, 2021
     Filed December 16, 2021
     File No. 001-40777

Dear Mr. Pointon:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Year Ended September 30, 2021

Notes to the Financial Statements
1. General information and significant accounting policies
Property, plant and equipment, page F-18

1.   We note that you as lessee have elected not to apply the requirements under IFRS 16 to short-term leases held. Please tell us how you considered the lease provisions and enforceable period to determine such leases' eligibility for the recognition exemption for short-term leases. Pursuant to IFRS16.59, please provide qualitative and quantitative information about your data center leases (page 13), which are key to the commercialization of your products, to enable your financial statement users to assess the effect that leases have on your financial position, financial performance and cash flows. Additionally, refer to paragraphs 8, 53(c) and (g), 54 and 55 of IFRS 16 for required disclosures regarding short-term leases.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology